SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Carlyle Commitments Fund, LLC

(Name of Issuer)

CPG Carlyle Commitments Fund, LLC

(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis

c/o Central Park Advisers, LLC

125 West 55th Street

New York, New York 10119

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on August 1, 2023 by CPG Carlyle Commitments Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $58,960,000 of units of beneficial interest of the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letters of Transmittal. Copies of the Offer to Purchase and Letters of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii)(a)-(b) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.            The Offer expired at the end of the day on September 1, 2023, at 12:00 midnight, New York time.

2.            $27,206,982 of Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

ITEM 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG Carlyle Commitments Fund, LLC

By:	/s/ Michael Mascis
Name:	Michael Mascis
Title:	Authorized Signatory

February 1, 2024

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.